HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

November 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Lisa Krestyick
Staff Attorney

Re:	Petroteq Energy Inc.

Registration Statement on Form 20-FR

Filed October 11, 2018

File No. 0-55991

Dear Ms. Krestynick:

In your letter dated November 7, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding the within ten business days or advise you when we would provide a response.

Please be advised that we cannot comply with a response to all of the questions in the Staff Comment Letter. Accordingly, we respectfully request an extension until Friday, November 30, 2018 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Sealock
Petroteq Energy Inc.